FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the

                         Securities Exchange Act of 1934

                                  May 15, 2007

                        BUENAVENTURA MINING COMPANY INC.
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                 (Translation of Registrant's Name into English)


                               CARLOS VILLARAN 790
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                          SANTA CATALINA, LIMA 13, PERU

                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F X Form 40-F ___


   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the

                        Securities Exchange Act of 1934.

                                  Yes ___ No X


      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

                       Buenaventura Unwinds 2007 and 2008
                           Gold Hedgebook Commitments


Lima, Peru, May 15, 2007 - Compania de Minas Buenaventura S.A.A. ("the Company" or "Buenaventura") (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru's largest publicly-traded precious metals mining company completed today an additional partial reduction of its gold hedge book by unwinding a total of 240,000 ounces for 2007 and 2008 (120,000 ounces per year) in gold commitments.

Total payment for this transaction was US$83.7 million, which will be partially financed via the Company's generated cash.

The new hedge book is shown in the chart below:

                             Total Gold Commitmentsf
                                Physical Delivery
                                As of 05/15/2007


                2007   2008     2009      2010      2011      2012    Total
---    ------   ----   ----   -------   -------   -------   -------  ---------

285    Ounces                 248,000   273,000   300,000   349,000  1,170,000
       $/oz                    316.05    289.76    285.00    357.91     314.44
---    ------   ----   ----   -------   -------   -------   -------  ---------
350    Ounces                 248,000   273,000   300,000   349,000  1,170,000
        $/oz                   345.69    348.35    347.75    363.58     352.18
---    ------   ----   ----   -------   -------   -------   -------  ---------
451    Ounces                 248,000   273,000   300,000   349,000  1,170,000
        $/oz                   345.69    390.25    403.40    369.16    377.89
---    ------   ----   ----   -------   -------   -------   -------  ---------

Company Description
Compania de Minas Buenaventura S.A.A. is Peru's largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly-owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates three mines in Peru and also has controlling interests in four mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation), an important precious metal producer, and 18.50% in Sociedad Minera Cerro Verde, an important Peruvian copper producer.

Cautionary Statement
This news release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that are intended to be covered by the safe harbor created by such sections. Such forward-looking statements include, without limitation, statements regarding future mining or permitting activities. Where Buenaventura expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such risks include those concerning the Company's, Yanacocha's and Cerro Verde<180>s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economical, legal and social developments. For a more detailed discussion of such risks and other factors, see the company's 2005 Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission, as well as the company's other SEC filings. Buenaventura does not undertake any obligation to release publicly revisions to any "forward-looking statement," to reflect events or circumstances after the date of this news release, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compania de Minas Buenaventura S.A.A.



/s/ CARLOS E. GALVEZ PINILLOS
-----------------------------

Carlos E. Galvez Pinillos
Chief Financial Officer



Date:  May 15, 2007